2831 St. Rose Parkway

Suite # 297

Henderson, NV 89052

415-990-8141

www.maptelligent.com

Kevin Dougherty

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Maptelligent, Inc.
Offering Statement on Form 1-A
Filed: February 2, 2021
Response Dated: April 22, 2021
File No. 024-11435

April 27, 2021

Dear Mr. Dougherty,

This letter sets forth the response of Maptelligent, Inc., (“MAPT” or the “Company”) to the Staff’s comment letter dated April 21, 2021.

Amendment No. 3 to Form 1-A filed April 12, 2021.

Financial Statements, page F-1

1. In your next amendment, please provide audited financial statements for the years ended December 31, 2020 and 2019 and updated auditor consent. Refer to Part F/S (b)(3)(A) of Form 1-A.

Response: The Company has updated the financials to the years ended December 31, 2020 and 2019.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (415) 990-8141 or Andrew Coldicutt of the Law Office of Andrew Coldicutt at (619) 228-4970. Thank you for your attention to this matter.

Maptelligent, Inc.

/s/ Joe Cosio-Barron
Name:	Joe Cosio-Barron
Title:	Chief Executive Officer, Director